                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                         GETTY PETROLEUM MARKETING INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  374292 10 0
                                 (CUSIP Number)






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CUSIP NO. 374292 10 0              13G
          ------------



1. NAME OF REPORTING PERSON:    Milton Cooper
                            --------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                       (b) [ ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:   United States citizen
                                        ----------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER:              1,054,296
                     --------------------------------

6. SHARED VOTING POWER:                2,013*
                       ------------------------------


7. SOLE DISPOSITIVE POWER:         1,054,296
                         ----------------------------
8. SHARED DISPOSITIVE POWER:           2,013*
                            -------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                   1,056,309*
                       ------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:                                       [X]

    Excludes 38,000 shares held in trusts for the Reporting Person's grandchildren and 17,565 shares in the Adam P. Kimmel Trusts (for which the Reporting Person serves as the trustee), as to which the Reporting Person has no pecuniary interest and disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:       7.7%
                                                    ---------------

12. TYPE OF REPORTING PERSON:           IN
                             -----------------------







------------------
*  Includes 2,013 shares held by the Reporting Person's spouse.

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ITEM 1(a).  NAME OF ISSUER:  Getty Petroleum Marketing Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        125 Jericho Turnpike
                        Jericho, New York 11753

ITEM 2(a).  NAME OF PERSON FILING: Milton Cooper

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            KIMCO Realty Corporation
            3333 New Hyde Park Road, Suite 100
            P.O. Box 5020
            New Hyde Park, New York 11042-0020

ITEM 2(c).  CITIZENSHIP:  United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:  374292 10 0

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:       1,056,309*
                                      ------------------------

      (b)   PERCENT OF CLASS: 7.7%
                             ----------

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                             1,054,296
                  ----------------------------------------

            (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                 2,013*
                  ----------------------------------------

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                             1,054,296
                  ----------------------------------------

            (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                 2,013*
                  ----------------------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.



------------------
* Includes 2,013 shares held by the Reporting Person's spouse.

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION:

         Not applicable.




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11 , 1998



                                               /s/ Milton Cooper
                                               -------------------------
                                               Milton Cooper









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